Exhibit (a)(1)(F)

Notice to Eligible Employees Regarding Expiration of Offering Period

To:	Eligible Employees

From:	OtonomyExchange@equitybenefits.com on behalf of David A. Weber, Ph.D., President and Chief Executive Officer, Otonomy, Inc.

Date:	[January 19, 2018]

Subject:	Expiration of Otonomy’s Stock Option Exchange Program

As of [9:00 p.m., Pacific Time, on January 19, 2018], we closed the Otonomy, Inc. (“Otonomy”) Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer”). If you were an eligible employee of the Offer who properly elected to participate in the Offer by exchanging some or all of your eligible option grants in the Offer and did so on or before the expiration of the Offer, your elected eligible option grants have been accepted for participation in the Offer. Such options have been cancelled and you no longer have any rights with respect to those options. You have been granted new stock options in exchange for your cancelled options, in accordance with the terms and conditions of the Offer.

As described in the Offer documents, you will receive option agreement(s) for your new options that have been granted to you in the Offer in exchange for your properly tendered and cancelled options.

If you have any questions, please contact Carla Boren, our Vice President of Human Resources, by email at exchange@otonomy.com or by phone at (619) 323-2209.